Exhibit 99.2

CYBERARK SOFTWARE LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Donna Rahav, Josh Siegel and David S. Glatt, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the "Company"), that the undersigned is/are entitled to vote at the close of business on May 31, 2016, at the Annual General Meeting of Shareholders (the "Meeting") to be held at the executive offices of the Company, 94 Em-Ha'moshavot Road, Petach Tikva 4970602, Israel, on June 30, 2016 at 4:30 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2016 Annual General Meeting of Shareholders of the Company and Proxy Statement (the "Proxy Statement") relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2016 Annual Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" with respect to Proposals 1a, 1b, 4 and 5, “ABSTAIN” with respect to Proposals 2 and 3, and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CYBERARK SOFTWARE LTD.

June 30, 2016

Please mark, sign, date and
mail your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN

Important Instructions for Items 2a and 3a

PLEASE BE CERTAIN TO FILL IN THE BOX FOR ITEM 2A AND ITEM 3A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 2 OR PROPOSAL 3, RESPECTIVELY.

Under the Israeli Companies Law, 5759-1999, your vote cannot be counted towards the majority required for Proposal 2 or Proposal 3 unless you confirm your lack of personal interest.

If you believe that you have a conflict of interest and you wish to participate in the vote on Proposal 2 or Proposal 3, you should contact our Corporate Secretary, Donna Rahav, at +972-3-918-0000 or proxies@cyberark.com, for more information. If you hold your shares in “street name” (i.e., through a bank, broker or other nominee) and believe that you have a conflict of interest, you should contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.
1a. 1b. 2.
To re-elect Mr. Raphael (Raffi) Kesten for a three year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2019 and until his respective successor is duly elected and qualified.

To re-elect Mr. Amnon Shoshani for a three year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2019 and until his respective successor is duly elected and qualified.

To authorize, in accordance with the requirements of the Israeli Companies Law, 5759-1999, the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady to serve as the Chairman of the Company’s board of directors and the Company’s Chief Executive Officer, for the maximum period permitted under the Companies Law.
		☐ FOR ☐ FOR ☐	☐ AGAINST ☐ AGAINST ☐	☐ ABSTAIN ☐ ABSTAIN ☐
YES
2a.
The undersigned confirms that the undersigned does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of proposal 2.
☐

		FOR	AGAINST	ABSTAIN
3.
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, an annual grant of options to purchase ordinary shares and restricted share units, to the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady.
		☐	☐	☐

YES
3a.
The undersigned confirms that the undersigned does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of proposal 3.
☐

		FOR	AGAINST	ABSTAIN
4.
To approve a recurring annual grant to each of our directors (other than directors who serve as executives of the Company, such as the Company’s President and Chief Executive Officer) of options to purchase ordinary shares and restricted share units.
		☐	☐	☐

		FOR	AGAINST	ABSTAIN
5.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our 2017 annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s annual compensation.
		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.